

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Greg Trevor
Chief Financial Officer
Convenience TV Inc.
248 Main Street
Venice, CA 90291

> **Re:** **Convenience TV Inc.**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2010**
> **Filed August 23, 2010**
> **File No. 333-157066**

Dear Mr. Trevor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for quarterly period ended June 30, 2010

Financial Statements

Consolidated Statements of Stockholders' Equity (Deficit)

1.   Please tell us how you determined it was not necessary to recast the shares outstanding prior to the recapitalization transaction (i.e. as of March 31, 2008) as the number of shares issued by the public company to Global Fusion, or 36,000,000 shares.

2.   As it appears the 27,800,000 shares returned by the former President of the Company were part of the recapitalization transaction, please tell us how you determined it was appropriate to record the 45,500,000 shares of Convenience TV Inc gross of the 27,800,000 shares canceled. Further, please tell us how you determined it was not necessary to record the adjustment to APIC for the net assets of the public company on the same line item as the shares of Convenience TV Inc.

3.   Based on your disclosure on page F-9, it does not appear that the stock subscriptions relate to the recapitalization transaction. Please tell us how you determined it was appropriate to record $16,700 of common stock subscribed within the line item for the recapitalization transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief